Michael A. Littman
Attorney at Law
PO Box 1839
Arvada, CO 80001
(720) 530-6184
malattyco@aol.com

October 22, 2018

<u>**VIA EDGAR and EMAIL**</u>

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Attn: Gregory Dundas
Washington, D.C 20549

      Re: TPT Global Tech, Inc.
      Amendment No. 2 to Registration Statement on Form S-1/A
      Filed October 1, 2018
      File No. 333-222094

Dear Mr. Dundas:

Attached please find the October 1, 2018 correspondence letter in it's original entirety, along with a newly formatted Table Exhibit (pages 5 through 10).

If you should need anything further, please let me know.

                Sincerely,

                /s/ Michael A. Littman

                Michael A. Littman

Michael A. Littman
Attorney at Law
PO Box 1839
Arvada, CO 80001
(720) 530-6184
malattyco@aol.com

October 1, 2018

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Attn: Gregory Dundas and Kathleen Krebs
Washington, D.C 20549

Re: TPT Global Tech, Inc.
Amendment No. 1 to Registration Statement on Form S-1/A
Filed February 23, 2018
File No. 333-222094

Dear Mr. Dundas and Ms. Krebs:

Below are our responses to the comments made regarding TPT Global Tech Inc.'s Amendment on Form S-1 in a letter dated March 5, 2018.

Form S-1/A filed February 23, 2018

Cover Page

1. We note your response to our prior comment 1. Please revise your disclosure to state clearly the status of your application for quotation with the OTCQB, your expected timing, and any risk that your application may not be approved.

Answer: The language has been updated per your comment.

2. Please revise the pricing table on the prospectus cover page to disclose the fixed price at which the shares will be offered.

Answer: The table has been updated per your comment.

3. In your response to our prior comment 2, you state that both Blue Collar and Hollywood Riviera Studios were acquired in the 4th quarter. However, in Footnote 10 (Subsequent Events) to the financial statements for the nine-month period ended September 30, 2017, you continue to state that the company has "entered into an Acquisition and Purchase Agreement" without any indication that those acquisitions have been consummated. You further state in your response that in the opinion of the company and both parties "all closing requirements

have been met" and "the sellers deem the transactions completed." Nevertheless, it appears from your disclosure in Note 10 that final closings of the transactions are conditioned on the fulfillment of various conditions. Furthermore, on page 3, you acknowledge certain terms, conditions, and restrictions on the company's control of the assets and ownership interests until the financing is paid off. Please revise this disclosure to include all material terms and conditions of the agreements, including the expected timing under the agreements for paying off the financing and consequences if you do not.

Answer: The financial statement footnotes have been revised. Also, page 3 has been revised.

4. Please disclose that you are no longer separately acquiring HRS Mobile.

Answer: Language has been removed regarding this comment.

5. We note your response to our prior comment 13. Please revise the prospectus summary to disclose the need to obtain $34 million in the next 12 months. Also disclose the amount of promissory notes you need to repay in connection with the acquisitions of Hollywood Riviera, Blue Collar and Matrixsites, the due dates and the consequences if you default or are unable to repay the notes.

Answer: Please see page 3 where we have inserted additional language.

6. Specifically address the status of the acquisition of assets from Matrixsites. We note that the consideration includes a promissory note for $4,000,000, the "terms of which will be agreed to by the Company and Matrix." Disclose whether these terms have been set and, if not, why not.

Answer: Please see language added in "Company Overview" on page 3.

Selling Security Holders, page 21

7. With respect to your response to our prior comment 6, it is not clear to us why you state that the Blue Collar and HRS transactions have closed. It is also unclear whether the Matrixsites acquisition has closed. In your response, please explain how you are able to say that the transactions have already closed, that all the consideration for the shares has been determined and paid, and that the selling shareholders are holders unconditionally in the company's shares you are registering for resale in this registration statement.

Answer: Blue Collar has closed. Matrixsites is completed and closed. HRS has been cancelled.

8. We note your response to our prior comment 7. Please revise the attachment at the end of your response letter to make clear whether the shares are currently outstanding and how long each selling shareholder has held its shares.

Answer: The table attached to the end of this response letter has been edited to include a column indicating how long selling shareholders' have held shares.

Item 5. Determination of Offering Price, page 25

9. Please revise this disclosure to be consistent with your response to our prior comment 1 and your prospectus cover page.

Answer: Disclosure has been revised for consistency.

Our Business Segments, page 35

10. With regard to your response to our prior comment 11, we are still unable to locate your disclosure regarding your key products and services. Please revise or advise.

Answer: Please see disclosure added to page 44.

Compensation, page 75

11. We note your response to our prior comment 15 and updated disclosure in the summary compensation table. Please also update the rest of your compensation disclosure for fiscal year 2017, including the outstanding equity awards table and director compensation table.

Answer: The table has been updated and is accurate.

Financial Statements Note 10 - Subsequent Events, page F-45

12. We note that the amendments to the Acquisition and Purchase Agreements with Blue Collar and Hollywood Riviera as of February 9, 2018 include many restrictions, including a requirement that Blue Collar and Hollywood Riviera continue day-to-day operations and restrictions on changing the operations, among other restrictions. Please expand the disclosure of the Agreements with Blue Collar and Hollywood Riviera to clarify the point at which you believe the control of these operations will transfer to you, given these new restrictions. Please tell us how you evaluate the acquisition date for these transactions, using the guidance in ASC 805-10-25, detailing how you view control over the operations in light of the restrictions in the February 9, 2018 amendment.

Answer: Revised financial statements have been inserted for the years ended December 31, 2017 and 2016 and the quarter ended June 30, 2018.

We hope these amendments meet your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

TPT Global Tech
Summary of Selling Shareholder Share Differences

	/------------Current Filing------------/								
Name	Common Shares Held By Each Shareholder Before Offering	Common Shares To Be Registered	% Owned Before Offering	Shares Owned After Offering	% Owned After Offering	Approx. Years Held	Prior Filing	Difference	
ANDY NEAL	180	180	0	-	-	3	180	-	
ARTHUR BRANDING	1,000	1,000	0	-	-	3	1,000	-	
BERNIE KARNS	112,500	112,500	0	-	-	3	12,500	100,000	Increase in overall shares
BERTRAM E. CUTLER	19	19	0	-	-	3	19	-	
BREANNE ROJESKI	200	200	0	-	-	3	200	-	
CAROLS ADAMICK ME	100,000	100,000	0	-	-	1	100,000	-	
CASH CUTLER	4	4	0	-	-	3	4	-	
CHRISTOPHER WILLIAI	5,200	5,200	0	-	-	3	5,200	-	
DALE FINCK	1,000	1,000	0	-	-	3	1,000	-	
DANIEL WROBLESKI	800	800	0	-	-	3	800	-	
FREDERICK EBERHARC	1,015,000	1,015,000	0.74%	-	0.00%	3	615,000	400,000	Increase in overall shares
GUADALUPE SILVA	9,350	9,350	0.01%	-	0.00%	.5 to 3	9,350	-	
HAYDEN F. BELLAMY	10,000	10,000	0.01%	-	0.00%	3	10,000	-	
J WINSTON MICHAEL '	1,000	1,000	0.00%	-	0.00%	3	1,000	-	
JAMES D. AND KAREN	1,000	1,000	0.00%	-	0.00%	3	1,000	-	
JEFF OLSEN	714,166	714,166	0.52%	-	0.00%	3	339,166	375,000	Increase in overall shares
JOHN BENDLE	2,000	2,000	0.00%	-	0.00%	.5 to 3	2,000	-	
KATHI OLSON	10,000	10,000	0.01%	-	0.00%	3	10,000	-	
KRISTEN REDETTE OLS	1,000	1,000	0.00%	-	0.00%	3	1,000	-	
LOUIS ELLIOTT	1,000	1,000	0.00%	-	0.00%	3	1,000	-	
MARISOL SCHLEMMEI	21,000	21,000	0.02%	-	0.00%	3	21,000	-	
MICHAEL EMMERS	135,000	135,000	0.10%	-	0.00%	3	135,000	-	
ROBERT A PUTT	2,000	2,000	0.00%	-	0.00%	.5 to 1	2,000	-	
ROBERT ANDREWS	1,000	1,000	0.00%	-	0.00%	3	1,000	-	
SHERRY ORSBORN	7,500	7,500	0.01%	-	0.00%	3	7,500	-	
SUSAN ELLSWORTH	400	400	0.00%	-	0.00%	3	400	-	
SUSAN ROLL REVOCAI	500,000	500,000	0.37%	-	0.00%	3	500,000	-	
THOMAS B. SEITER	1,000	1,000	0.00%	-	0.00%	1	1,000	-	
TONI GIGLIOTTI	200	200	0.00%	-	0.00%	3	200	-	
BRIAN POWERS	583,333	583,333	0.43%	-	0.00%	3	500,000	83,333	Increase in overall shares
KN SOLOMON MBAG\	2,500,000	2,000,000	1.83%	500,000	0.37%	.5 to 3	2,000,000	-	
EDDIE BAKER	4	4	0.00%	-	0.00%	1 to 3	4	-	
JUAN C. FERNANDEZ	12,500	12,500	0.01%	-	0.00%	3	12,500	-	
KHALID S. DAOUD	5,000	5,000	0.00%	-	0.00%	4	5,000	-	
KOKI NAGASHIMA	18,544	18,544	0.01%	-	0.00%	5	18,544	-	

LUI CHI HO RONALD	174	174	0.00%	-	0.00%	2	174	-	
MANUEL FERNANDEZ	550	550	0.00%	-	0.00%	2	550	-	
SHINICHRO GOTO	6	6	0.00%	-	0.00%	4	6	-	
MATTHEW MCCRIMM	715,000	715,000	0.52%	-	0.00%	4	715,000	-	
PRAISE DIRECT HOLDI	1,000	1,000	0.00%	-	0.00%	2	1,000	-	
SHEN TIAOJUAN	200	200	0.00%	-	0.00%	4	200	-	
ARLENA FARINAS	300	300	0.00%	-	0.00%	4	300	-	
CHIUWAI SITU	400	400	0.00%	-	0.00%	7	400	-	
DAVID PINTO	200	200	0.00%	-	0.00%	4	200	-	
FRANCES MCCRIMMON							2,000,000	(2,000,000)	Took out Tom McCrimmon
SCOTT THOMAS	4	4	0.00%	-	0.00%	4	4	-	
MARK ROWAN	6,500,000	2,000,000	4.75%	4,500,000	3.29%	4	2,000,000	-	
TODD WIGINGTON	16,492	16,492	0.01%	-	0.00%	7	16,492	-	
RICHARD EBERHARDT	19,000,000	2,000,000	13.87%	17,000,000	12.41%	4	2,000,000	-	
GARY COOK	6,500,000	2,000,000	4.75%	4,500,000	3.29%	4	2,000,000	-	
Russell Williams							2,000,000	(2,000,000)	Took out Russell Williams
STACIE STRICKER	500,000	500,000	0.37%	-	0.00%	4	500,000	-	
STEPHEN J THOMAS II	31,449,740	4,000,000	22.96%	27,449,740	20.04%	4	2,000,000	2,000,000	More shares being registered
SCOTT GOODWIN	50,000	50,000	0.04%	-	0.00%	4	50,000	-	
LINDA KELLY	1,000,000	1,000,000	0.73%	-	0.00%	7	1,000,000	-	
Erik Verduzco							75,954	(75,954)	HRS personnel, deal rescinded
Gabriel Barbarena							75,954	(75,954)	HRS personnel, deal rescinded
Karol and Fayad Palos							151,907	(151,907)	HRS personnel, deal rescinded
Sue Berry							50,000	(50,000)	HRS personnel, deal rescinded
Chad Eumura							50,000	(50,000)	HRS personnel, deal rescinded
Louie Saenz							75,954	(75,954)	HRS personnel, deal rescinded
Maria Dolores Nichols							151,907	(151,907)	HRS personnel, deal rescinded
Miguel Medina							151,907	(151,907)	HRS personnel, deal rescinded
Ofelia De La Torre							197,480	(197,480)	HRS personnel, deal rescinded
Paul Julien							75,954	(75,954)	HRS personnel, deal rescinded
Rames Acosta							151,907	(151,907)	HRS personnel, deal rescinded
Rolando Nichols							1,729,224	(1,729,224)	HRS personnel, deal rescinded
Jamie Hernandez							100,000	(100,000)	HRS personnel, deal rescinded
QUYNTWAN HENRY	100,000	100,000	0.01%	-	0.00%	1	100,000	-	
DUANE JACKSON	500,000	500,000	0.11%	-	0.00%	1	500,000	-	
ENOCH BRANDE	500,000	500,000	0.01%	-	0.00%	1	500,000	-	
CANE INDUSTRIES LLC	50,000	50,000	0.04%	-	0.00%	1	50,000	-	
PENNY PROS LLC	50,000	50,000	0.04%	-	0.00%	1	50,000	-	
SEO STRADEGY GROU	450,000	450,000	0.18%	-	0.00%	1	450,000	-	
JOYCE EARLY	5,000	5,000	0.07%	-	0.00%	1	5,000	-	
NATALIE WASHCO	5,000	5,000	0.02%	-	0.00%	1	5,000	-	
BRIAN KENT	265,950	265,950	0.02%	-	0.00%	1	265,950	-	

KAREN KENT	243,225	243,225	0.11%	-	0.00%	1	243,225	-	
MARIO PIANA	2,000,000	750,000	0.07%	1,250,000	0.00%	1	750,000	-	
CARLOS ANDRES CAST	5,000	5,000	0.05%	-	0.00%	1	5,000	-	
CONRAD CALDERON	10,000	10,000	0.00%	-	0.00%	2	10,000	-	
DELIA DEOQUINO	10,000	10,000	0.00%	-	0.00%	2	10,000	-	
LIZETTE CALDERON	150,000	150,000	0.33%	-	0.00%	2	150,000	-	
SHARON DARRAH	20,000	20,000	0.02%	-	0.00%	2	20,000	-	
ANDY DOUGHTY	60,000	60,000	0.01%	-	0.00%	2	60,000	-	
BRUNO BARBARAI	50,000	50,000	0.01%	-	0.00%	2	50,000	-	
CARLETON GREGORY S	250,000	250,000	0.04%	-	0.00%	2	250,000	-	
CAROL JOANNE BOOT	100,000	100,000	0.05%	-	0.00%	3	100,000	-	
CECIL JONES	32,000	32,000	0.00%	-	0.00%	3	32,000	-	
CELESTE JANET FITZPA	21,000	21,000	0.01%	-	0.00%	2	21,000	-	
CRAIG FULLER	150,000	150,000	0.04%	-	0.00%	2	150,000	-	
CRAIG HILL	100,000	100,000	0.01%	-	0.00%	1	100,000	-	
DAVID WARD	75,000	75,000	0.02%	-	0.00%	3	75,000	-	
DEBORAH MILLER	2,000	2,000	0.04%	-	0.00%	3	2,000	-	
DENNI GRIFFITH	5,000	5,000	0.00%	-	0.00%	3	5,000	-	
EMILIANO BONANNO	455,000	455,000	0.15%	-	0.00%	3	155,000	300,000	New shares
FEIVEL INVESTMENT L	30,000	30,000	0.01%	-	0.00%	3	30,000	-	
GARY STEWART	20,000	20,000	0.12%	-	0.00%	2	20,000	-	
GRANT HENRY	10,000	10,000	0.00%	-	0.00%	3	10,000	-	
HOLLY MEAD	55,000	55,000	0.00%	-	0.00%	2	55,000	-	
JEBB DYKSRA	75,000	75,000	0.00%	-	0.00%	2	75,000	-	
JOE OBEZO	5,000	5,000	0.01%	-	0.00%	2	5,000	-	
KONSTANTIN SHAPOV	10,000	10,000	0.07%	-	0.00%	2	10,000	-	
KRISSY BARLOW TAYL	50,000	50,000	0.37%	-	0.00%	2	50,000	-	
LAURIE L POWER	10,000	10,000	0.01%	-	0.00%	2	10,000	-	
MARIO SCADE GARCIA	25,000	25,000	0.00%	-	0.00%	2	25,000	-	
MARLA ELLERMAN	50,000	50,000	0.26%	-	0.00%	2	50,000	-	
NORMAN BRANDER	5	5	0.06%	-	0.00%	3	5	-	
PANTHEON PARTNERS	200,000	200,000	0.01%	-	0.00%	.5 to 3	200,000	-	
PATRICK TAYLOR	10,000	10,000	0.22%	-	0.00%	2 to 3	10,000	-	
REGGIE THOMAS	165,000	165,000	0.07%	-	0.00%	3	165,000	-	
CHARLES GREGORY TH	8	8	0.37%	-	0.00%	2	8	-	
CHARLES R THOMAS	6	6	0.01%	-	0.00%	2	6	-	
WIE FAMILY TRUST	5	5	0.07%	-	0.00%	2	5	-	
RIGO FLORES	10,000	10,000	0.18%	-	0.00%	2	10,000	-	
ROBERT GOOLD	100,000	100,000	0.07%	-	0.00%	2	100,000	-	
RUDOLF EDUARD BOH	500,000	500,000	0.21%	-	0.00%	1	500,000	-	
SANFORD LEAVENWO	8,000	8,000	0.01%	-	0.00%	2	8,000	-	
SHIGETOMI KOMATSU	9	9	0.01%	-	0.00%	2	9	-	

SHANNON JOHNSON	350,000	350,000	0.24%	-	0.00%	2	350,000	-
STEPHANIE KRAUSE	88,000	88,000	0.02%	-	0.00%	2	88,000	-
THOMAS J. POWERS	12,000	12,000	0.01%	-	0.00%	4	12,000	-
TOM SHAEFFER	300,000	300,000	0.05%	-	0.00%	2	300,000	-
WARREN WINFIELD GI	100,000	100,000	0.09%	-	0.00%	2	100,000	-
YU CHUNG CHO	500,000	500,000	0.03%	-	0.00%	1 to 3	500,000	-
BRIAN MICHAEL FIELD	15,035	15,035	0.09%	-	0.00%	4	15,035	-
ANDY ELLISON	100,000	100,000	0.01%	-	0.00%	4	100,000	-
SHELLY FULTON	250,000	250,000	0.01%	-	0.00%	4	250,000	-
BRADEN SCHUSTER	100,000	100,000	0.00%	-	0.00%	3	100,000	-
AARON D CLARK	282,459	282,459	0.01%	-	0.00%	2 to 3	282,459	-
BENJAMIN AMMONS	8,764	8,764	0.02%	-	0.00%	2	8,764	-
BROWN LIVING TRUST	16,492	16,492	0.00%	-	0.00%	2	16,492	-
CAPITAL-PLUS PARTNI	333,422	333,422	0.11%	-	0.00%	4	333,422	-
CHRISTIAN A. MASSET	32,500	32,500	0.01%	-	0.00%	2 to 3	32,500	-
CHRISTOPHER J. GAVI	20,330	20,330	0.01%	-	0.00%	2	20,330	-
CHRISTOPHER SHIPPY	65,967	65,967	0.04%	-	0.00%	2	65,967	-
CINDY ARMSTRONG	125,000	125,000	0.00%	-	0.00%	2	125,000	-
CLEAR VIEW COMMUI	40,000	40,000	0.00%	-	0.00%	2	40,000	-
CONEXUS TELECOM	125,000	125,000	0.01%	-	0.00%	2	125,000	-
CRITICAL SYSTEMS & S	13,476	13,476	0.02%	-	0.00%	1	13,476	-
DAVID CLARK	8,246	8,246	0.01%	-	0.00%	2	8,246	-
DON & BRENDA MORI	3,298	3,298	0.01%	-	0.00%	2	3,298	-
DOUGLAS R PETERLIN	9,616	9,616	0.01%	-	0.00%	2	9,616	-
EDWARD DAVIS	30,000	30,000	0.12%	-	0.00%	3	30,000	-
EQUITY TRUST COMPA	4,383	4,383	0.08%	-	0.00%	3	4,383	-
FORESIGHT GROUP LL	150,000	150,000	0.03%	-	0.00%	3	150,000	-
FRED T DAVIS, JR.	20,000	20,000	0.01%	-	0.00%	3	20,000	-
GARY AND JAMIE GOF	7,499	7,499	0.01%	-	0.00%	3	7,499	-
GAYLE SETZER	50,025	50,025	0.00%	-	0.00%	3	50,025	-
GRANT EVANS	3,298	3,298	0.01%	-	0.00%	3	3,298	-
GREG DREW	3,298	3,298	0.00%	-	0.00%	2	3,298	-
GREGG MASSETTI	10,231	10,231	0.00%	-	0.00%	2	10,231	-
HAL CLARK	21,116	21,116	0.18%	-	0.00%	2	21,116	-
IRA HUGHES	16,492	16,492	0.07%	-	0.00%	3	16,492	-
JASON DUNCAN	16,492	16,492	0.13%	-	0.00%	3	16,492	-
JIM RICHARDS	14,500	14,500	1.13%	-	0.00%	3	14,500	-
JOELLE CLARK	167,541	167,541	0.05%	-	0.00%	3	167,541	-
JOHN DREW	111,649	111,649	0.00%	-	0.00%	2	111,649	-
JOHN P. WARD	36,803	36,803	0.01%	-	0.00%	4	36,803	-
JOSEPH LAWRENCE HA	20,330	20,330	0.11%	-	0.00%	2	20,330	-
JOSH HITT	9,525	9,525	0.01%	-	0.00%	2	9,525	-
KIM KELLAR	4,123	4,123	0.07%	-	0.00%	3	4,123	-
LISA & DOUG COOPER	10,956	10,956	0.09%	-	0.00%	3	10,956	-
M-CUBE CORPORATIO	6	6	0.06%	-	0.00%	3	6	-

MARK CLARK	3,298	3,298	0.08%	-	0.00%	3	3,298	-	
MARK MONTANO	251,649	251,649	0.00%	-	0.00%	3	251,649	-	
MARK PALUSO	100,000	100,000	0.00%	-	0.00%	3	100,000	-	
MICHAEL FLEMING	181,953	181,953	2.92%	-	1.46%	3	181,953	-	
MICHAEL P MURPHY	1,541,949	1,541,949	0.04%	-	0.00%	3	1,541,949	-	
NICK MULHOLLAND	75,000	75,000	0.04%	-	0.00%	1	75,000	-	
NICOLE & ERIC CARTE	3,298	3,298	0.04%	-	0.00%	2	3,298	-	
PAUL E. KNAG	15,035	15,035	0.02%	-	0.00%	3	15,035	-	
PLANET ONE COMMU	150,000	150,000	0.02%	-	0.00%	3	150,000	-	
ROBERT RICCI	11,108	11,108	0.07%	-	0.00%	4	11,108	-	
ROBERT SCHUSTER	100,000	100,000	0.11%	-	0.00%	4	100,000	-	
ROBERT SETZER	126,120	126,120	0.01%	-	0.00%	4	126,120	-	
RON A. LEVENE	82,767	82,767	0.40%	-	0.00%	3	82,767	-	
TERRY BRODKIN	110,000	110,000	0.01%	-	0.00%	2	110,000	-	
THE MANGIA FAMILY	3,298	3,298	0.04%	-	0.00%	3	3,298	-	
TRAVIS CLARK	4,123	4,123	0.01%	-	0.00%	3	4,123	-	
STEVE CAUDLE	4,000,000	2,000,000	0.07%	2,000,000	0.00%	4	2,000,000	-	
MATT WEIDNER	50,000	50,000	0.01%	-	0.00%	3		50,000	New shares
HAYDEN BRIMHALL	50,000	50,000	0.06%	-	0.00%	2		50,000	New shares
MATT YOUNAN	50,000	50,000	0.18%	-	0.00%	2		50,000	New shares
NATE CURRAN	25,000	25,000	0.09%	-	0.00%	3		25,000	New shares
BRETT BRIMHALL	30,000	30,000	1.10%	-	0.00%	3		30,000	New shares
ERIK LILYQUIST	100,000	100,000	0.18%	-	0.00%	2		100,000	New shares
SARGON BENJAMIN	150,000	150,000	0.18%	-	0.00%	3		150,000	New shares
NICOLAS CAROVILLAN	10,000	10,000	0.04%	-	0.00%	4		10,000	New shares
KENT HARDING	550,000	550,000	1.83%	-	0.91%	3		550,000	New shares
JOHN HACKETT	20,000	20,000	0.01%	-	0.00%	2		20,000	New shares
JONATHAN HAGGER	50,000	50,000	0.01%	-	0.00%	3		50,000	New shares
PAUL SPATZ	20,000	20,000	0.01%	-	0.00%	2		20,000	New shares
CRAIG MATTSON	100,000	100,000	0.01%	-	0.00%	2		100,000	New shares
MAXWELL POST	15,000	15,000	0.01%	-	0.00%	3		15,000	New shares
MERIT PERRY	80,000	80,000	0.73%	-	0.00%	3		80,000	New shares
BRANDON ALICE	250,000	250,000	0.00%	-	0.00%	3		250,000	New shares
LOUIS FREED	125,000	125,000	0.00%	-	0.00%	3		125,000	New shares
EUGENE DE LA CRUZ	1,500,000	1,500,000	0.00%	-	0.00%	1		1,500,000	New shares
DARRYLL FOSTER	250,000	250,000	0.04%	-	0.00%	1		250,000	New shares
DANIEL CLARK	250,000	250,000	0.03%	-	0.00%	1		250,000	New shares
RICHARD SILVERMAN	50,000	50,000	0.00%	-	0.00%	1		50,000	New shares
FINANCIAL BUZZ MED	2,500,000	1,250,000	0.09%	1,250,000	0.00%	1		1,250,000	New shares
GUIYUN CHEN	10,000	10,000	0.18%	-	0.00%	1		10,000	New shares
ZEWEI CHEN	20,000	20,000	0.01%	-	0.00%	1		20,000	New shares
DONGJUN JIA	20,000	20,000	0.00%	-	0.00%	1		20,000	New shares

SHUNDA JIA	10,000	10,000	0.00%	-	0.00%	1		10,000	New shares
CHRIS COPELAND	12,675	12,675	0.00%	-	0.00%	1	12,675	-	
DAVID I NEWMAN REY	1,000,000	1,000,000	0.00%	-	0.00%	1	1,000,000	-	
INVESTMENT REAL EST	2,500	2,500	0.00%	-	0.00%	1	2,500	-	
KERRY J. NEAL	5,000	5,000	0.00%	-	0.00%	1	5,000	-	
MITSUNOBU AMAZAK	6	6	0.00%	-	0.00%	1	6	-	
PATRICK GUIANT	55,200	55,200	0.00%	-	0.00%	1	55,200	-	
ROB JENKS	38,025	38,025	0.00%	-	0.00%	1	38,025	-	
ROBERT JAMES SHUBE	2,500	2,500	0.00%	-	0.00%	1	2,500	-	
RON MONARK	125,400	125,400	0.00%	-	0.00%	1	125,400	-	
EDWARD WILLIS LEVE	250,000	250,000	0.00%	-	0.00%	1	250,000	-	
XROADS LLC	10,000	10,000	0.00%	-	0.00%	1	10,000	-	
-	96,657,950	38,208,210	1	58,449,740	0		36,953,025	1,255,185	

Prior Selling Shareholders   36,953,025

Difference   -